UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Rule 13e-3 Transaction Statement
	(Under Section 13(e) of the Securities Exchange Act of 1934)
	(Amendment No. ^ 2)


	ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
	(Name of Issuer)

ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
SYSTEMS HOLDING, INC.
SYSTEMS MERGER SUB, INC.
NORTON GARFINKLE
BRUCE F. FAILING, JR.
GARFINKLE LIMITED PARTNERSHIP I
GARFINKLE LIMITED PARTNERSHIP II
G.F. MANAGEMENT CORP.
THE FAILING TRUST
(Name of Person(s) Filing Statement)

	Common Stock, $.01 par value
	(Title of Class of Securities)

	285825 10 5
	(CUSIP Number)


     Howard Kailes, Esq.			 Kenneth Lefkowitz, Esq.
    Krugman & Kailes LLP			Hughes Hubbard & Reed LLP
  Park 80 West - Plaza Two			 One Battery Park Place
Saddle Brook, New Jersey 07663			New York, New York 10004
        (201) 845-3434			     (212) 837-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

a.	[x] 	The filing of solicitation materials or an information
statement subject to the Regulation 14A (Sections
240.14a-1 through 240.14b-2).
b.	[ ]	The filing of a registration statement under the
Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:
[x]


Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


Calculation of Filing Fee

     Transaction valuation*
     Amount of filing fee
        $2,248,788.62
           $449.76


*	The transaction valuation has been calculated as the product of: (x) 8,649,187 shares of the issuer's common stock, $.01 par value (based on the maximum number of shares to be converted in the merger to the right to receive cash, including shares issuable upon the exercise of outstanding stock options of the issuer which have an exercise price below the per share merger consideration and excluding (i) shares beneficially owned by the acquisition company that will not be converted into cash in the proposed merger and
(ii) shares issuable upon the exercise of outstanding stock options and warrants of the issuer have an exercise price in excess of the per share merger consideration); and (y) $0.26
(equal to the proposed cash payment to holders of the shares set forth in (x)). The filing fee is determined by multiplying the amount calculated as aforesaid by 1/50 of one percent.

[x] Check the box if any part of the fee is offset as provided by
Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $449.76

Form or Registration No.: Schedule 14C Preliminary Information
Statement

Filing Party:  Electronic Retailing Systems International, Inc.

Date Filed: ^ November 19, 2001


INTRODUCTION

	This Amendment No. ^ 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on July 26, 2001, as amended by Amendment No. 1 thereto filed October 9, 2001 (collectively, the "Schedule 13E-3"), is being filed by: (i) Electronic Retailing Systems International, Inc., a Delaware corporation ("ERS") and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein; (ii) Systems Holding, Inc., a Delaware corporation ("Holdco") organized by Norton Garfinkle and Bruce F. Failing, Jr., the principal stockholders of ERS, for purposes of effecting the Rule 13e-3 transaction described herein; (iii) Systems Merger Sub, Inc., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Holdco;
(iv) Norton Garfinkle, who, individually and through Garfinkle Limited Partnership I and Garfinkle Limited Partnership II (with respect to each of which G.F. Management Corp., all of the shares of which are held by Mr. Garfinkle, acts as sole general partner) is the beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of approximately 37.0% of the common stock, $.01 par value (the "ERS Common Stock"), of ERS; (v) Bruce F. Failing, Jr., the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of approximately 14.7% of the ERS Common Stock (including shares held by The Failing Trust and Mr. Failing's sister); (vi) Garfinkle Limited Partnership I, a Delaware limited partnership ("G.P. I"); (vii) Garfinkle Limited Partnership II, a Delaware corporation ("G.P. II"); (viii) G.F. Management Corp., a Delaware corporation ("G.F. Corp."); and (viii) The Failing Trust, as to which Leigh Q. Failing, Mr. Failing's spouse, and Ernest N. Abate act as co-trustees.

	Under the terms of an Agreement of Plan of Merger dated as of July 2, 2001 (the "Merger Agreement") among ERS, Holdco and Merger Sub, Merger Sub will merge (the "Merger") into ERS following the reclassification (the "Reclassification") of the shares of ERS
Common Stock contributed to Holdco as shares of a new class B common stock, $.01 par value (the "ERS Class B Common Stock"), of ERS, and ERS will continue as the surviving corporation. As a result of the Merger, each share of ERS' Series A-1 Preferred
Stock, $1.00 par value (the "ERS Series A-1 Preferred Stock"), and each share of ERS Class B Common Stock, outstanding immediately prior to the Merger, other than dissenting shares, will continue unchanged and remain outstanding as shares of the capital stock of ERS. At the effective time of the Merger, each share of ERS Common Stock outstanding immediately prior to the Merger, other than dissenting shares, will be converted into the right to receive
$0.26 per share.

	On July 2, 2001, following approval of the Merger Agreement, and the amendment (the "Reclassification Amendment") to ERS' certificate of incorporation effectuating the Reclassification, by ERS' Board of Directors (acting upon the recommendation of a Special Committee of the Board of Directors consisting entirely of the non-management director of ERS who is not an affiliate of Holdco or its stockholders), stockholders of Holdco representing in excess of a majority of the outstanding ERS Common Stock approved the Merger Agreement and Reclassification Amendment. Concurrently with the filing of this Schedule 13E-3, ERS is filing a revised preliminary information statement (the "Information Statement") pursuant to Schedule 14C of the Exchange Act, containing information with respect to the Merger Agreement and the Reclassification Amendment. The Information Statement is in preliminary form and is subject to completion or amendment. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Information Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1.	Summary Term Sheet.

ITEM 1001

	The information set forth in the Information Statement under the caption "Questions and Answers About the Merger" is incorporated herein by reference.

Item 2.	Subject Company Information.

ITEM 1002

(a) The information set forth in the Information Statement under the captions "Introduction," "Questions and Answers About the Merger" and "The Company-Description of ERS" is incorporated herein by reference.

(b) The information set forth in the Information Statement under the caption "Introduction" is incorporated herein by reference.

(c) The information set forth in the Information Statement under the caption "Price of ERS Common Stock and Dividend Policy" is incorporated herein by reference.

(d) The information set forth in the Information Statement under the caption "Price of ERS Common Stock and Dividend Policy" is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Information Statement under the caption "The Company-Security Ownership of Principal
Stockholders and Management" is incorporated herein by reference.


Item 3.	Identity and Background of Filing Persons.

ITEM 1003

(a) This Schedule 13E-3 is filed by ERS, Holdco, Merger
Sub, Messrs. Garfinkle and Failing, G.P. I, G.P. II, G.F. Corp. and The Failing Trust. ERS is a Delaware corporation, the sole directors of which are Messrs. Garfinkle and Failing and Donald Zilkha, David Diamond and Michael Persky, and the sole executive officers of which are: Mr. Garfinkle, Chairman of the Board; Mr. Failing, Vice Chairman of the Board and Chief Executive Officer; Mr. Persky, President and Chief Operating Officer; and Norman Tsang, Vice President-Marketing. Mr. Garfinkle, together with G.P.I, G.P.II and G.F. Corp., and Mr. Failing, together with The Failing Trust, have entered into an agreement relating to the voting and disposition of their shares of ERS Common Stock and accordingly, acting together, are in a position to elect ERS' directors and to take action requiring stockholder approval.

	Each of Holdco and its wholly-owned subsidiary, Merger Sub, is a Delaware corporation, the sole directors of which are Messrs. Garfinkle, Failing and David Lyons and the sole executive officer of which is Mr. Garfinkle. Mr. Garfinkle, together with G.P.I., G.P.II, and G.F. Corp., and Mr. Failing, together with The Failing Trust, have entered into an agreement relating to the voting and disposition of their shares of common stock, $.01 par value, of Holdco and accordingly, acting together, are in a position to elect Holdco's directors and to take action requiring stockholder approval.

	G.P.I and G.P.II are both Delaware limited partnerships, the sole general partner of which is G.F. Corp. Mr. Garfinkle is the sole director, executive officer and stockholder of G.P. Corp.

	The sole trustees of The Failing Trust are Leigh Q. Failing and Ernest N. Abate.

	The information set forth in the Information Statement under the captions "Introduction," "Questions and Answers About the Merger," "The Company-Description of ERS," "-Management" and "- Security Ownership of Stockholders and Management" and
"Information Concerning Holdco and Merger Sub" is incorporated herein by reference. The business telephone number of each of Mr. Garfinkle, G.P. I, G.P. II and G.F. Corp is 212-486-0194, the business telephone number of Mr. Failing and Mrs. Failing (as co-trustee of The Failing Trust) is 203-849-2606, and the business telephone number of Mr. Abate (as co-trustee of The Failing Trust) is 203-348-7773.

(b) The information set forth in the Information Statement under the captions "Introduction," "The Company-Description of ERS," "-Management" and "-Security Ownership of Principal Stockholders and Management" and "Information Concerning Holdco and Merger Sub" is incorporated herein by reference.

(c) The information set forth in the Information Statement under the captions "The Company-Management" and "Security
Ownership of Principal Stockholders and Management" and
"Information Concerning Holdco and Merger Sub" is incorporated herein by reference.

Item 4.	Terms of Transaction.

ITEM 1004

	(a)(1) Not applicable.

	(a)(2) The information set forth in the Information Statement under the captions "Introduction," "Questions and Answers About the Merger," "Special Factors-Recommendation of the Special
Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "-Purposes and Structure of the Merger," "- Certain United States Federal Income Tax Consequences," and "- Certain United Kingdom Income Tax Consequences," "The Merger-Basic Terms of Merger Agreement," "-Stockholders Consent to the Merger," and "-Accounting Treatment" and "The Reclassification Amendment" is incorporated herein by reference.

	(c)	The information set forth in the Information Statement
under the captions "Introduction," "Questions and Answers About the Merger," "The Merger-Basic Terms of the Merger Agreement" and
"The Reclassification Amendment" are incorporated herein by reference.

	(d)	The information set forth in the Information Statement
under the caption "The Merger-Dissenters' Rights" is incorporated herein by reference.

	(e)	The information set forth in the Information Statement
under the caption "The Merger-Dissenters' Rights" is incorporation herein by reference.

	(f)	Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations
		And Agreements.

ITEM 1005

	(a)	The information set forth in the Information Statement
under the captions "The Company-Management-Certain Agreements with Executive Officers" and "-Security Ownership of Principal
Stockholders and Management" and "Certain Transactions and
Relationships-Certain Transactions of ERS with Affiliates" and "-
Other Relationships" is incorporation herein by reference.

	(b)	The information set forth in the Information Statement
under the captions "Special Factors-Background of the Merger" and "The Company-Security Ownership of Principal Stockholders and
Management" is incorporated herein by reference.

	(c)	The information set forth in the Information Statement
under the caption "Special Factors-Background of the Merger" is incorporated herein by reference.

	(e)	The information set forth in the Information Statement
under the captions "The Company-Security Ownership of Principal
Stockholders and Management" and "Certain Transactions and
Relationships-Certain  Transactions of  ERS with Affiliates" and
"-Other Relationships" is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.

ITEM 1006

	(b)	The information set forth in the Information Statement
under the caption "The Merger-Basic Terms of the Merger Agreement" is incorporated herein by reference.

	(c)(1)-(8) The information set forth in the Information
Statement under the caption "Special Factors-Certain Effects of the Merger" is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

ITEM 1013

	(a)	The information set forth in the Information Statement
under the captions "Introduction," "Questions and Answers About the Merger" and "Special Factors-Recommendation of the Special
Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "-Position of Holdco and Principal Stockholders and Their Affiliates as to the Fairness of the Merger," and "-
Purposes and Structure of the Merger" is incorporated herein by reference.

	(b)	The information set forth in the Information Statement
under the captions "Introduction," "Questions and Answers About the Merger" and "Special Factors-Recommendation of the Special
Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "-Opinion of BNY to the Special Committee" and
"-Position of Holdco and Principal Stockholders and Their
Affiliates as to the Fairness of the Merger" is incorporated herein by reference.

	(c)	The information set forth in the Information Statement
under the captions "Introduction," "Questions and Answers About the Merger" and "Special Factors-Background of the Merger," "-
Recommendation of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "-Opinion of BNY to the Special Committee," "-Position of Holdco and Principal Stockholders and Their Affiliates as to the Fairness of the Merger" and "Purposes and Structure of the Merger" is incorporated herein by reference.

	(d)	The information set forth in the Information Statement
under the captions "Introduction," "Questions and Answers About the Merger" and "Special Factors-Recommendation of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "-Opinion of BNY to the Special Committee," "- Position of Holdco and Principal Stockholders and Their Affiliates as to the Fairness of the Merger," "-Certain Effects of the Merger," "-Certain United States Federal Income Tax Consequences" and "-Certain United Kingdom Income Tax Consequences" is incorporated hereby by reference.

Item 8.	Fairness of the Transaction.

ITEM 1014

	(a)	The information set forth in the Information Statement
under the captions "Introduction," "Questions and Answers About the Merger" and "Special Factors-Background of the Merger,"
"Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "-Opinion of BNY to the Special Committee" and "-Position of Holdco and Principal Stockholders and Their Affiliates as to the Fairness of the Merger is incorporated herein by reference.

	(b)	The information set forth in the Information Statement
under the captions "Special Factors-Recommendation of the Special
Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "-Opinion of BNY to the Special Committee" and
"-Position of Holdco and Principal Stockholders and Their
Affiliates as to the Fairness of the Merger" is incorporated herein by reference.

	(c)	The information set forth in the Information Statement
under the captions "Introduction," "Questions and Answers About the Merger," "Special Factors-Recommendation of the Special
Committee and the Board of Directors; Reasons for Approving the Merger Agreement" and "The Merger-Basic Terms of Merger Agreement" and "-Stockholder Consent to the Merger" is incorporated herein by reference.

	(d)	The information set forth in the Information Statement
under the captions "Questions and Answers About the Merger," and "Special Factors-Background of the Merger," "-Recommendation of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "-Opinion of BNY to the Special
Committee," and "-Position of Holdco and Principal Stockholders and Their Affiliates as to the Fairness of the Merger" is incorporated herein by reference.

	(e)	The information set forth in the Information Statement
under the captions "Introduction," "Questions and Answers About the Merger," and "Special Factors-Background of the Merger," "-
Recommendation of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement," and "-
Position of Holdco and Principal Stockholders and Their Affiliates as to the Fairness of the Merger" is incorporated herein by reference.

	(f)	Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

ITEM 1015

	(a)-(c) The information set forth in the Information Statement under the captions "Introduction," "Questions and Answers About the Merger," and "Special Factors-Background of the Merger," "-Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "- Opinion of BNY to the Special Committee," and "-Position of Holdco and Principal Stockholders and Their Affiliates as to the Fairness of the Merger" and Annex B to the Information Statement is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.

ITEM 1007

	(a)-(d) The information set forth in the Information Statement under the captions "Special Factors-Recommendation of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement," "-Opinion of BNY to the Special Committee," and "-Position of Holdco and Principal Stockholders and Their Affiliates as to the Fairness of the Merger," "The Merger-Financing of the Merger; Fees and Expenses," and "Certain Transactions and Other Relationships-Other Relationships" is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

ITEM 1008

	(a)	The information set forth in the Information Statement
under the captions "The Company-Security Ownership of Principal
Stockholders and Management" and Information Concerning Holdco and Merger Sub" is incorporated herein by reference.

	(b)	The information set forth in the Information Statement
under the caption "The Company-Security Ownership of Principal
Stockholders and Management" is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

ITEM 1012

	(d)-(e) The information set forth in the Information Statement under the captions "Introduction," "Questions and Answers About the Merger," "Special Factors-Background of the Merger" and "-Position of Holdco and Principal Stockholders and Their Affiliates as to the Fairness of the Merger," "The Merger-Stockholder Consent to the Merger," "The Reclassification Amendment," "The Company-Security Ownership of Principal Stockholders and Management" and "Certain Transactions and Relationships-Other Relationships" is incorporated herein by reference.

Item 13.	Financial Statements.

ITEM 1010

	(a)	The information set forth in the Information Statement
under the captions "Selected Historical Consolidated Financial
Data," "Documents Accompanying Information Statement" and
"Documents Incorporated by Reference" is incorporated herein by reference.

(b) Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

ITEM 1009

	(a)-(b) The information set forth in the Information Statement under the captions "Introduction," "Questions and Answers About the Merger," "Special Factors-Background of the Merger" "-Recommendation of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement," and "- Opinion of BNY to the Special Committee," and "The Merger-Financing of the Merger; Fees and Expenses" is incorporated herein by reference.

Item 15.	Additional Information.

ITEM 1011

	(b)	The information set forth in the Information Statement
is incorporated herein by reference.

Item 16.	Exhibits.

ITEM 1016

	(a)	Preliminary Information Statement of ERS dated
^ November 19, 2001, incorporated herein by reference.

	(b)	Not applicable.

	(c)(1)	Opinion of BNY Capital Markets, Inc. dated July 2,
2001, included as Annex B to the Information Statement and incorporated herein by reference.

	(c)(2)	BNY Capital Markets, Inc. Presentation to Special
Committee dated July 2, 2001.**

	(c)(3)	Consent of BNY Capital Markets, Inc.

	(d)(1)	Agreement and Plan of Merger dated July 2, 2001
among ERS, Holdco and Merger Sub, included as Annex A to the Information Statement and incorporated herein by reference.

	(d)(2)	Form of Holdco Subscription Agreement (Share
Contribution).*

	(d)(3)	Form of Letter of Transmittal (10% Guaranteed
Secured Notes).*

	(d)(4)	Participation Agreement among Holdco Stockholders
(10% Guaranteed Secured Notes).*

	(d)(5)	Consent Agreement among Holdco, ERS and Electronic
Retailing Systems International, Inc., a Connecticut corporation.*

	(d)(6)	Registration Rights Agreement dated July 11,
1996.*

	(d)(7)	Registration Rights Agreement dated July 24,
1995.*

	(d)(8)	Stockholders' Agreement dated March 12, 1993, as
amended by Amendment No. 1 dated October 29, 1997 and Amendment no. 2 dated April 25, 1998.*

	(d)(9)	Registration Rights Agreement dated March 12,
1993.*

	(f)	Section 262 of the Delaware General Corporation Law,
included as Annex C to the Information Statement and incorporated herein by reference.

(g) Not applicable.


*  Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on July 26, 2001.

** Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on October 9, 2001.
</R


SIGNATURE

	After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: ^ November 19, 2001	ELECTRONIC RETAILING SYSTEMS
							  INTERNATIONAL, INC.



							By s/Bruce F. Failing, Jr.
							  ---------------------------
							  Bruce F. Failing, Jr.
							  Chief Executive Officer

Dated: ^ November 19, 2001	SYSTEMS HOLDING, INC.


		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle, Chairman

Dated: ^ November 19, 2001	SYSTEMS MERGER SUB, INC.

		By s/Norton Garfinkle
		   ---------------------------
		   Norton Garfinkle, Chairman


Dated: ^ November 19, 2001	s/Norton Garfinkle
		------------------------------
		   Norton Garfinkle

Dated: ^ November 19, 2001	GARFINKLE LIMITED
		 PARTNERSHIP I

		By: G.F. Management Corp.
		    general partner


		By s/Norton Garfinkle
		   ---------------------------
		   Norton Garfinkle
		   Chairman



Dated: ^ November 19, 2001	GARFINKLE LIMITED
		 PARTNERSHIP II

		By: G.F. Management Corp.
		    general partner

		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle
		   Chairman

Dated: ^ November 19, 2001	G.F. MANAGEMENT CORP.


		By s/Norton Garfinkle
		  ----------------------------
		  Norton Garfinkle
		  Chairman

Dated: ^ November 19, 2001
		  s/Bruce F. Failing, Jr.
		  ----------------------------
		  Bruce F. Failing, Jr.

Dated: ^ November 19, 2001	THE FAILING TRUST


		By s/Leigh Q. Failing
		  ----------------------------
		  Leigh Q. Failing, trustee


Dated: ^ November 19, 2001
		By s/Ernest N. Abate
		  ---------------------------
		  Ernest N. Abate, trustee



INDEX TO EXHIBITS

(a)		Preliminary Information Statement of ERS dated
^ November 19, 2001, incorporated herein by reference.

(b)		Not applicable.

(c)(1)	Opinion of BNY Capital Markets, Inc. dated July 2,
2001, included as Annex B to the Information Statement and incorporated herein by reference.

(c)(2)	BNY Capital Markets, Inc. Presentation to Special
Committee dated July 2, 2001.**

(c)(3)	Consent of BNY Capital Markets, Inc.

(d)(1)	Agreement and Plan of Merger dated July 2, 2001 among
ERS, Holdco and Merger Sub, included as Annex A to the
Information Statement and incorporated herein by reference.

(d)(2)	Form of Holdco Subscription Agreement (Share
Contribution).*

(d)(3)	Form of Letter of Transmittal (10% Guaranteed Secured
Notes).*

(d)(4)	Participation Agreement among Holdco Stockholders (10%
Guaranteed Secured Notes).*

(d)(5)	Consent Agreement among Holdco, ERS and Electronic
Retailing Systems International, Inc., a Connecticut corporation.*

(d)(6)	Registration Rights Agreement dated July 11, 1996.*

(d)(7)	Registration Rights Agreement dated July 24, 1995.*

(d)(8)	Stockholders' Agreement dated March 12, 1993, as
amended by Amendment No. 1 dated October 29, 1997 and
Amendment no. 2 dated April 25, 1998.*

(d)(9)	Registration Rights Agreement dated March 12, 1993.*

(f)		Section 262 of the Delaware General Corporation Law,
included as Annex C to the Information Statement and incorporated herein by reference.

(g)		Not applicable.

*  Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on July 26, 2001.

** Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on October 9, 2001





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Corp\ers\sec.doc\13e Amendment No. 2



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Corp\ers\sec.doc\13e Amendment No. 1